Exhibit 99.2

ProQR Announces Second Quarter 2026 Operating and Financial Results

●	First clinical validation of Axiomer™ RNA editing established through NTCP modulation with positive AX-0810 clinical target engagement data; full Phase 1 dataset to be presented at a medical or scientific conference later this year
●	Multiple clinical milestones, including initial AX-0811 Phase 1 data expected by year-end 2026, followed in H1 2027 by:
●	biliary atresia IIT initiation and initial data,
●	initial AX-0422 (IDUA) patient data in MPS I Hurler syndrome, and
●	advancement of AX-2911 (PNPLA3) to the clinic
●	Strengthened balance sheet through $59.2 million financing during the quarter; ended Q2 2026 with € 117.1 million cash and cash equivalents, supporting runway through mid-2028

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 13, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the second quarter ended June 30, 2026, and provided a business update.

“The second quarter marked an important inflection point for ProQR as we established the first clinical validation of our Axiomer RNA editing platform by modulating NTCP with AX-0810,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We believe these data, together with the significant unmet need that remains in cholestatic liver diseases, including biliary atresia, support the continued advancement of our NTCP franchise. Combined with our recent financing, we are well positioned to deliver a series of important clinical milestones, including presentation of the full AX-0810 Phase 1 dataset later this year, initial Phase 1 data from AX-0811 by year end, initiation of our biliary atresia clinical program and initial data in the first half of 2027, and continued advancement of our MPS I Hurler syndrome and MASH programs. Together, these milestones reflect ProQR’s evolution into a multi-program clinical-stage RNA editing company, strengthen the growing body of evidence supporting the broader potential of our Axiomer platform, and bring us closer to delivering transformative RNA editing therapies for patients.”

Recent Progress and Anticipated Upcoming Events

First Clinical Validation of Axiomer and Next Milestones with NTCP Franchise

ProQR’s NTCP RNA editing approach is designed to modulate NTCP and reduce bile acid uptake directly in hepatocytes, with the goal of reducing intrahepatic cholestasis.

In June, ProQR announced positive AX-0810 Phase 1 target engagement data from healthy volunteers, establishing the first clinical validation of the Company’s proprietary Axiomer RNA editing platform. Key findings included:

●	Up to 8-fold increase in total serum bile acids (6 mg/kg) exceeding the Company’s pre-defined 2-fold threshold for meaningful NTCP modulation;
●	Dose-dependent changes in conjugated bile acids, together with concordant changes in total serum bile acids and TUDCA, supporting the therapeutic rationale that modulating NTCP reduces the accumulation of toxic bile acids in the liver;
●	Favorable safety and tolerability profile observed with AX-0810 to date, with no serious adverse events or pruritus reported; pharmacokinetic findings to date support sustained target engagement, including a half-life of eight weeks; and
●	Data supporting advancement into patient study.

ProQR plans to present the full dataset from the Phase 1 study of AX-0810, including Cohort 3, at a medical or scientific conference later this year.

In July, the Company submitted a Clinical Trial Application (CTA) to the European Medicines Agency (EMA) to initiate a Phase 1 clinical trial of AX-0811, its next-generation editing oligonucleotide (EON) targeting NTCP for the treatment of cholestatic diseases. AX-0811 is generated by ProQR’s AI-enabled discovery engine and demonstrated higher potency and longer durability than AX-0810 preclinically, which will lead to lower dose levels and less frequent dosing in the clinic. Pending CTA authorization, initial data with AX-0811 is anticipated by year end 2026.

ProQR continues preparations for an investigator-initiated trial (IIT) in pediatric biliary atresia in China, with initial clinical data expected in the first half of 2027.

Strengthened Financial Position

In June, ProQR closed an underwritten registered direct offering of $50.0 million, alongside a concurrent private placement to an existing shareholder and strategic partner Eli Lilly and Company (Lilly) of $9.2 million, for total gross proceeds of approximately $59.2 million. The financing further strengthened the Company’s balance sheet providing runway into mid-2028, and is expected to support the continued advancement of its wholly owned Axiomer RNA editing pipeline, including multiple anticipated clinical milestones.

Platform and Research Progress

ProQR continues to strengthen the scientific foundation of its Axiomer RNA editing platform through ongoing research and publication of preclinical findings. During the quarter, the Company’s preclinical research describing RNA editing of B4GALT1 was published online as a peer-reviewed Journal Pre-proof in Molecular Therapy – Nucleic Acids. The publication further expands the body of evidence supporting the breadth and versatility of the Axiomer platform beyond the Company’s clinical pipeline.

Upcoming anticipated milestones

NTCP franchise

●	AX-0810 data from the 9 mg/kg cohort and 12-week follow up from the ongoing Phase 1 study expected by year-end 2026
●	AX-0811 initial data in healthy volunteers expected by year-end 2026, pending CTA authorization
●	IIT in pediatric biliary atresia in China, with initial data targeted for first half of 2027
●	Potentially registration-enabling Phase 2 program, subject to regulatory interactions, expected to start in mid-2027 with first interim analysis data expected by mid-2028

Other pipeline candidates

●	AX-0422 for MPS I Hurler Syndrome (IDUA) CTA filing for a first-in-patient study anticipated in early 2027 and initial data expected in the first half of 2027
●	AX-2911(PNPLA3) FIH IIT in China expected in the first half of 2027

Partnership

●	Continue to execute on Lilly collaboration, with potential data updates and milestone payments

Financial Highlights

At June 30, 2026, ProQR held cash and cash equivalents of approximately € 117.1 million, compared to € 92.4 million at December 31, 2025. In June 2026, the Company closed an underwritten registered direct offering of 27,624,310 ordinary shares and a concurrent private placement of 5,100,780 ordinary shares with Lilly for gross proceeds totaling approximately $ 59.2 million.

Net cash used in operating activities during the second quarter ended June 30, 2026 was € 12.3 million, compared to € 11.4 million used for the same period in 2025.

Research and development (R&D) costs for the quarter ended June 30, 2026 were € 12.7 million, compared to € 11.4 million for the same period last year.

General and administrative costs for the quarter ended June 30, 2026 were € 4.9 million, compared to € 4.8 million for the same period in 2025.

Net loss for the quarter ended June 30, 2026 was € 8.7 million, or € 0.08 per diluted share, compared to € 12.2 million, or € 0.12 per diluted share, for the same period in 2025.

For further financial information for the period ended June 30, 2026, please refer to our Q2 financial report filing available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is a clinical-stage company dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the timing and presentation of the full Phase 1 dataset, including Cohort 3 and 12-week follow-up data, and the potential advancement into patient studies; our expectations regarding the safety, tolerability, target engagement and potential therapeutic benefits of AX-0810; our ability to collaborate with investigators to initiate, conduct and recruit for an IIT of our NTCP program in China in pediatric participants with biliary atresia and to generate meaningful data therefrom, including the anticipated timing of initial data readout in H1 2027; the anticipated initiation of our registration-enabling Phase 2 program in mid-2027 with first interim analysis data expected by mid-2028, subject to regulatory interactions; our pipeline targets, including the planned Phase 1 clinical trial of AX-0811 in healthy volunteers; our ability to obtain authorization for, initiate, enroll, and complete a Phase 1 clinical trial for AX-0811 and the anticipated timing of initial data readout by year end 2026, pending CTA authorization; the anticipated first-in-human study of AX-0422 targeting IDUA for MPS I Hurler syndrome, with a CTA filing expected in early 2027 and anticipated initial clinical data readout in H1 2027; the anticipated IIT in China of AX-2911 targeting PNPLA3 for MASH in H1 2027; our expectations regarding clinical updates across multiple programs in 2026 and 2027; the potential design, initiation and timing of a potentially registration-enabling Phase 2 program for the NTCP franchise, subject to regulatory interactions; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, and AX-2911;our participation at upcoming scientific conferences; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development; the potential of our technologies and product candidates; the collaboration with Lilly and the intended benefits thereof, including timing for data updates, and potential milestones; our ability to selectively form new partnerships and enter into future collaborations; our financial position and expected cash-runway to fund our operations through mid 2028. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, risks and uncertainties associated with conducting IITs in China, including evolving regulatory requirements, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply chains and logistics in the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and our reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, inflationary pressures, fluctuating interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2026	2025
	€1,000	€1,000
Assets
Property, plant and equipment	11,923	12,630
Investments in financial assets	—	—
Non-current assets	11,923	12,630

Cash and cash equivalents	117,125	92,413
Trade and other receivables	3,908	6,800
Other taxes	597	913
Current assets	121,630	100,126
Total assets	133,553	112,756

Equity and liabilities
Equity
Equity attributable to owners of the Company	79,477	49,374
Total equity	79,477	49,374

Liabilities
Borrowings	—	—
Lease liabilities	8,692	9,547
Deferred income	10,510	21,394
Non-current liabilities	19,202	30,941

Borrowings	5,017	4,872
Lease liabilities	1,603	1,545
Derivative financial instruments	213	234
Trade payables	—	298
Social securities and other taxes	214	—
Deferred income	17,644	17,552
Other current liabilities	10,183	7,940
Current liabilities	34,874	32,441
Total liabilities	54,076	63,382

Total equity and liabilities	133,553	112,756

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,
	2026	2025	2026	2025
	€1,000	€1,000	€1,000	€1,000
Revenue	8,759	3,817	10,792	8,336

Other income	—	158	—	380

Research and development costs	(12,667)	(11,408)	(24,497)	(23,731)
General and administrative costs	(4,914)	(4,816)	(8,766)	(8,050)
Total operating costs	(17,581)	(16,224)	(33,263)	(31,781)

Operating result	(8,822)	(12,249)	(22,471)	(23,065)
Finance income and expense	152	192	364	647
Results related to financial liabilities measured at fair value through profit or loss	(33)	(104)	21	178

Result before corporate income taxes	(8,703)	(12,161)	(22,086)	(22,240)
Income taxes	(25)	(18)	(25)	(18)

Result for the period	(8,728)	(12,179)	(22,111)	(22,258)
Other comprehensive income (foreign exchange differences on foreign operation)	48	(682)	227	(1,053)

Total comprehensive income	(8,680)	(12,861)	(21,884)	(23,311)

Result attributable to
Owners of the Company	(8,728)	(12,179)	(22,111)	(22,258)

Total comprehensive income attributable to
Owners of the Company	(8,680)	(12,861)	(21,884)	(23,311)

Share information
Weighted average number of shares outstanding[1]	109,958,613	105,343,897	107,673,118	105,320,495

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.08)	(0.12)	(0.21)	(0.21)
Diluted loss per share[1]	(0.08)	(0.12)	(0.21)	(0.21)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(22,258)	(22,258)
Other comprehensive income	—	—	—	—	(1,053)	—	(1,053)
Recognition of share-based payments	—	—	—	1,667	—	—	1,667
Treasury shares transferred	(131,525)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,462)	—	1,462	—
Share options exercised / RSUs vested	131,525	—	67	(181)	—	181	67

Balance at June 30, 2025	107,710,916	4,308	483,879	26,272	297	(447,773)	66,983

Balance at January 1, 2026	107,710,916	4,308	483,881	28,426	265	(467,506)	49,374
Result for the period	—	—	—	—	—	(22,111)	(22,111)
Other comprehensive income	—	—	—	—	227	—	227
Recognition of share-based payments	—	—	—	2,786	—	—	2,786
Issuance of ordinary shares	35,755,393	1,430	47,771	—	—	—	49,201
Treasury shares transferred	(4,623)	—	—	—	—	—	—
Share options lapsed	—	—	—	(2,199)	—	2,199	—
Share options exercised / RSUs vested	4,623	—	—	(6)	—	6	—

Balance at June 30, 2026	143,466,309	5,738	531,652	29,007	492	(487,412)	79,477

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,
	2026	2025	2026	2025
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(8,728)	(12,179)	(22,111)	(22,258)
Adjustments for:
— Other income	—	(158)	—	(380)
— Depreciation	707	675	1,401	1,353
— Share-based compensation	1,358	909	2,786	1,667
— Financial income and expenses	(110)	(139)	(369)	(647)
— Results related to financial liabilities measured at fair value through profit or loss	33	104	(21)	(178)
— Income tax expenses	25	18	25	18

Changes in working capital	(5,754)	(1,178)	(5,645)	(7,900)
Cash used in operations	(12,469)	(11,948)	(23,934)	(28,325)

Corporate income tax (paid)/received	(25)	(18)	(25)	(18)
Interest received	359	617	726	1,405
Interest paid	(135)	(52)	(182)	(261)

Net cash used in operating activities	(12,270)	(11,401)	(23,415)	(27,199)

Cash flow from investing activities
Purchases of property, plant and equipment	(291)	(101)	(455)	(325)

Net cash used in investing activities	(291)	(101)	(455)	(325)

Cash flows from financing activities
Proceeds from issuance of shares, net	49,201	—	49,201	—
Proceeds from exercise of share options	—	—	—	67
Repayment of lease liability	(621)	(293)	(925)	(860)

Net cash generated by / (used in) financing activities	48,580	(293)	48,276	(793)

Net increase / (decrease) in cash and cash equivalents	36,019	(11,795)	24,406	(28,317)

Currency effect cash and cash equivalents	18	(854)	306	(1,326)
Cash and cash equivalents, at beginning of the period	81,088	132,414	92,413	149,408

Cash and cash equivalents at the end of the period	117,125	119,765	117,125	119,765